Mail Stop 0510

      June 7, 2005


Michael Bobrick
Chief Executive Officer and Chief Financial Officer
Bio Solutions International, Inc.
1161 James Street
Hattiesburg, MS 39402

	Re:	Form 10-KSB for the Fiscal Year Ended June 30, 2004
                  Forms 10-QSB for the Fiscal Quarters Ended
September 30, 2004,
      	December 31, 2004 and March 31, 2005
                  File No. 33-25126-D


Dear Mr. Bobrick:

		We have reviewed your response letter dated May 6, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB for the Year Ended June 30, 2004

General
1. The response to the Tandy language in our letter dated March
16,
2005 that appears below has to be provided by the management of Bio
Solutions International, the registrant of the securities, and not from an outside firm, such as Durland & Company. The Tandy language consists of the following paragraphs:

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Item 8A- Controls and Procedures, page 21
2. Under Item 307 of Regulation S-B you are required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as opposed to the date of the filing of a report. Item 308(c) of Regulation S-B requires you to disclose whether there have been any changes in your internal controls and procedures during the most recent quarter, rather than subsequent to the date you carried out the evaluation. Please revise your disclosures in future filings accordingly.



Form 10-QSB for the Quarter Ended March 31, 2005

Balance Sheets, page F-2
3. Please tell us why you have classified assets held for sale of $45,000 at March 31, 2005 on the balance sheet given that your statement of cash flows had $45,000 in cash at March 31, 2005.
Make
any necessary revisions in future filings.

Item 3. Controls and Procedures, page 17
4. Under Item 307 of Regulation S-B you are required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In addition, disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e)
and 15d-15(e). Finally, Item 308(c) of Regulation S-B requires you to disclose whether there have been any changes in your internal controls and procedures during the most recent quarter, rather than subsequent to the end of the period. Please revise your disclosures in future filings accordingly.


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3769.


          						Sincerely,



								Rufus Decker
								Branch Chief

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Michael Bobrick
Bio Solutions International, Inc.
June 7, 2005
Page 3 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE